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Gregory C. Davis T + 1 415 315 6327 gregory.davis@ropesgray.com

October 16, 2019

BY EDGAR

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Karen Rossotto

Re:	Stone Ridge Trust VI (the “Trust”)
File Numbers: 333-234055; 811-23478

Dear Ms. Rossotto:

On behalf of the Trust, we are transmitting for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Pre-Effective Amendment No. 1 (“Amendment No. 1”) under the 1933 Act to the Registration Statement on Form N-2, initially filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2019 (the “Registration Statement”) concerning an offering of common shares of NYDIG Bitcoin Strategy Fund (the “Fund”), an investment portfolio of the Trust.

Amendment No. 1 reflects changes made in response to comments of the SEC’s staff (the “Staff”) on the Registration Statement that were provided telephonically on October 10, 2019 and October 15, 2019. For the convenience of the Staff, these comments have been restated below in their entirety. The Trust’s response follows each comment. References in the responses to the Fund’s prospectus or statement of additional information are to those filed as part of Amendment No. 1. In addition to revisions made in response to Staff comments, certain other changes have been made in Amendment No. 1. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 1.

Prospectus

1)

Staff Comment: Please confirm that when the Bitcoin futures held by the Fund are traded on multiple exchanges, whether the Fund will calculate the Lowest Trailing ADTV on an aggregate basis across the multiple exchanges or whether it will use the lesser of the average daily trading volumes.

Response: The Trust notes that the Bitcoin futures in which the Fund currently intends to invest are only traded on one exchange. Notwithstanding the foregoing, were those Bitcoin futures to trade on multiple exchanges in the future, the Trust anticipates that the Fund would calculate the ADTV on an aggregated basis across such exchanges.

Statement of Additional Information

2)

Staff Comment: With respect to the draft financial statements provided supplementally to the Staff on October 9, 2019, please add the disclosure under “Initial Asset Cap; Fund Closings; Priority” in the Prospectus as a note to the financial statements.

Response: The requested change has been made.

*    *    *

Should members of the Staff have any questions or comments, please contact the undersigned at (415) 315-6327.

Very truly yours,

/s/ Gregory C. Davis

Gregory C. Davis

cc:	James T. Rothwell, Stone Ridge Asset Management LLC
Charles Nail, Stone Ridge Asset Management LLC
Lauren D. Macioce, Stone Ridge Asset Management LLC

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